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Exhibit 99.5

        news release

FALCONBRIDGE LIMITED DECLARES SPECIAL DIVIDEND OF
C$0.75 PER COMMON SHARE

TORONTO, ONTARIO, July 16, 2006 — The Board of Directors of Falconbridge Limited (TSX:FAL)(NYSE:FAL) today declared a special dividend of C$0.75 per common share payable on August 10, 2006 to shareholders of record at close of business on July 26, 2006. The special dividend will be paid regardless of the outcome of the offers to acquire the common shares of the Company.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Denis Couture, Senior Vice-President
Investor Relations, Communications and Public Affairs
(416) 982-7020
denis.couture@falconbridge.com
www.falconbridge.com

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FALCONBRIDGE LIMITED DECLARES SPECIAL DIVIDEND OF C$0.75 PER COMMON SHARE